APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Lowe Management Services

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
Sales	14,495.92
Sales of Product Income	652,235.38
Square Income	4,865.59
Uncategorized Income	26,001.20
Total Income	**$697,598.09**
Cost of Goods Sold	
Cost of Goods Sold	1,346.48
Total Cost of Goods Sold	**$1,346.48**
GROSS PROFIT	**$696,251.61**
Expenses	
adjustment	949.53
Advertising & Marketing	12,100.52
Attoney Fees	924.00
Bank Charges & Fees	315.99
Bar Supplies	32,175.94
Brewery Supplies	39,426.51
Car & Truck	2,077.90
Catering	3,294.97
Catering meeting	108.89
Contractors	9,244.50
Donation	33,644.95
Employee give back	3,410.28
Insurance	11,253.97
Health/Dental Insurance	14,008.72
Total Insurance	**25,262.69**
Interest Paid	2,347.01
Job Supplies	12,320.08
Kitchen Supplies	116,762.27
Food Supplies	14,471.30
Total Kitchen Supplies	**131,233.57**
Meals & Entertainment	6,694.50
Medical Costs	1,938.07
Music	1,050.00
Office Supplies & Software	6,586.64
Other Business Expenses	19,397.25
Parking for employees	2,805.00
Payroll	151,843.17
Payroll Tax - Square	3,298.36
Payroll Taxes	21,401.18
personal spending	1,101.11

Lowe Management Services

PROFIT AND LOSS
January - December 2018

	TOTAL
Postage	77.93
Printing	1,361.93
Reimbursable Expenses	1,407.94
Rent & Lease	14,300.00
Repairs & Maintenance	10,016.25
Research & Development	2,785.91
Royalty Fee	22,393.35
Sales Tax	10,864.97
Square Fees	986.79
Staff Meeting	125.22
Staff Training	60.00
Subscription/Dues	5,903.73
Taxes & Licenses	88,964.07
Alcohol Tax	212.27
Total Taxes & Licenses	**89,176.34**
Travel	2,828.69
Unapplied Cash Bill Payment Expense	-95.00
Uncategorized Expense	7,115.24
Utilities	20,147.66
void	0.00
Website	30.00
Total Expenses	**$714,439.56**
NET OPERATING INCOME	**$ -18,187.95**
Other Income	
Refund	47.39
Total Other Income	**$47.39**
Other Expenses	
Ownership of BW	2,000.00
Reconciliation Discrepancies	-733.65
Total Other Expenses	**$1,266.35**
NET OTHER INCOME	**$ -1,218.96**
NET INCOME	**$ -19,406.91**

Lowe Management Services

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUSINESS SD CHE (150)	3,935.95
BUSINESS SHARE (110)	-987.73
Cashbox (deleted)	4,721.00
Total Bank Accounts	**$7,669.22**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Uncategorized Asset	-15,926.95
Undeposited Funds	34.96
Total Other Current Assets	**$ -15,891.99**
Total Current Assets	**$ -8,222.77**
TOTAL ASSETS	**$ -8,222.77**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-369.45
Total Accounts Payable	**$ -369.45**
Credit Cards	
Credit Card	4,938.09
ND Credit Card	22,722.67
Total Credit Cards	**$27,660.76**
Other Current Liabilities	
Square Tips	13.50
Total Other Current Liabilities	**$13.50**
Total Current Liabilities	**$27,304.81**
Total Liabilities	**$27,304.81**
Equity	
Opening Balance Equity	-1,489.02
Owner's Pay & Personal Expenses	-2,036.05
Retained Earnings	-12,595.60
Net Income	-19,406.91
Total Equity	**$ -35,527.58**
TOTAL LIABILITIES AND EQUITY	**$ -8,222.77**

Lowe Management Services

STATEMENT OF CASH FLOWS
January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-19,406.91
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Uncategorized Asset	8,951.95
Accounts Payable (A/P)	-369.45
Credit Card	-6,487.60
ND Credit Card	22,722.67
Square Tips	13.50
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**24,831.07**
Net cash provided by operating activities	**$5,424.16**
FINANCING ACTIVITIES	
Owner's Pay & Personal Expenses	-36.05
Retained Earnings	-5,000.00
Net cash provided by financing activities	**$ -5,036.05**
NET CASH INCREASE FOR PERIOD	**$388.11**
Cash at beginning of period	7,316.07
CASH AT END OF PERIOD	**$7,704.18**

Lowe Management Services

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Sales	1,282.01
Sales of Product Income	727,516.16
Square Income	12,903.95
Uncategorized Income	6,775.27
Total Income	**$748,477.39**
Cost of Goods Sold	
Cost of Goods Sold	64.18
Total Cost of Goods Sold	**$64.18**
GROSS PROFIT	**$748,413.21**
Expenses	
Advertising & Marketing	13,321.59
Attoney Fees	120.00
Bank Charges & Fees	679.00
Bar Supplies	42,522.67
Brewery Supplies	34,877.00
Car & Truck	2,575.75
Catering	95.06
Contractors	9,537.50
Donation	32,926.95
Employee give back	1,836.62
Insurance	8,361.09
Health/Dental Insurance	25,149.80
Total Insurance	**33,510.89**
Interest Paid	2,017.08
Job Supplies	10,268.70
Kitchen Supplies	11,969.14
Food Supplies	119,074.61
Total Kitchen Supplies	**131,043.75**
Meals & Entertainment	4,028.12
Medical Costs	1,172.97
Music	2,635.00
Office Supplies & Software	4,009.50
Other Business Expenses	-3,604.24
Parking for employees	3,300.00
Payroll	162,398.07
Payroll Tax - Square	-1,711.54
Payroll Taxes	95,510.16
personal spending	1,076.19
Postage	43.48
Printing	996.39

Lowe Management Services

PROFIT AND LOSS
January - December 2019

	TOTAL
Rent & Lease	12,650.00
Repairs & Maintenance	7,777.62
Research & Development	3,745.89
Royalty Fee	21,981.91
Sales Tax	52,859.76
Square Fees	3,114.10
Staff Meeting	20.11
Subscription/Dues	2,462.73
Taxes & Licenses	6,153.62
Alcohol Tax	923.42
Total Taxes & Licenses	**7,077.04**
Travel	3,186.50
Unapplied Cash Bill Payment Expense	535.00
Uncategorized Expense	19,040.54
Utilities	19,986.51
void	0.00
Total Expenses	**$739,624.37**
NET OPERATING INCOME	**$8,788.84**
Other Income	
Business Loan	46,169.19
Refund	2,729.89
Total Other Income	**$48,899.08**
Other Expenses	
Reconciliation Discrepancies	-4,575.27
Transfer	14,346.07
Total Other Expenses	**$9,770.80**
NET OTHER INCOME	**$39,128.28**
NET INCOME	**$47,917.12**

Lowe Management Services

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUSINESS SD CHE (150)	10,960.59
BUSINESS SHARE (110)	9,120.11
Total Bank Accounts	**$20,080.70**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Cashbox (deleted-1)	25,756.16
Inventory Asset	27.53
Uncategorized Asset	-19,932.44
Undeposited Funds	34.96
Total Other Current Assets	**$5,886.21**
Total Current Assets	**$25,966.91**
TOTAL ASSETS	**$25,966.91**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-369.45
Total Accounts Payable	**$ -369.45**
Credit Cards	
Chase	8,252.16
Credit Card	4,121.53
ND Credit Card	5,399.74
Total Credit Cards	**$17,773.43**
Other Current Liabilities	
Square Tips	13.50
Total Other Current Liabilities	**$13.50**
Total Current Liabilities	**$17,417.48**
Total Liabilities	**$17,417.48**
Equity	
Opening Balance Equity	-8,120.15
Owner's Pay & Personal Expenses	-7,824.24
Retained Earnings	-23,423.30
Net Income	47,917.12
Total Equity	**$8,549.43**
TOTAL LIABILITIES AND EQUITY	**$25,966.91**

Lowe Management Services

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	47,917.12
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Cashbox (deleted-1)	-25,756.16
Inventory Asset	-27.53
Uncategorized Asset	4,005.49
Chase	8,252.16
Credit Card	-816.56
ND Credit Card	-17,322.93
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-31,665.53**
Net cash provided by operating activities	**$16,251.59**
FINANCING ACTIVITIES	
Opening Balance Equity	-6,631.13
Owner's Pay & Personal Expenses	-5,788.19
Retained Earnings	8,579.21
Net cash provided by financing activities	**$ -3,840.11**
NET CASH INCREASE FOR PERIOD	**$12,411.48**
Cash at beginning of period	7,704.18
CASH AT END OF PERIOD	**$20,115.66**

Lowe Management Services

BALANCE SHEET

As of November 16, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUSINESS SD CHE (150)	5,849.10
BUSINESS SHARE (110)	22,040.19
Total Bank Accounts	**$27,889.29**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	27.53
Uncategorized Asset	-108,149.41
Undeposited Funds	434.96
Total Other Current Assets	**$ -107,686.92**
Total Current Assets	**$ -79,797.63**
TOTAL ASSETS	**$ -79,797.63**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-369.45
Total Accounts Payable	**$ -369.45**
Credit Cards	
Chase	10,080.04
Credit Card	7,195.63
ND Credit Card	7,416.06
Total Credit Cards	**$24,691.73**
Other Current Liabilities	
Square Tips	13.50
Total Other Current Liabilities	**$13.50**
Total Current Liabilities	**$24,335.78**
Total Liabilities	**$24,335.78**
Equity	
Opening Balance Equity	-43,192.31
Owner's Pay & Personal Expenses	-8,524.24
Retained Earnings	28,461.51
Net Income	-80,878.37
Total Equity	**$ -104,133.41**
TOTAL LIABILITIES AND EQUITY	**$ -79,797.63**

I, Steven Lowe, certify that:

1. The financial statements of Lowe Management Services LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Lowe Management Services LLC included in this Form reflects accurately the information reported on the tax return for Lowe Management Services LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature SL

Name: Steven Lowe

Title: Owner